Form 4

1.  Hough, William R.
        One Beach Drive S.E.  #1002
        St. Petersburg, FL  33701

2.  Republic Bancshares, Inc. (REPB)

3.  ###-##-####

4.  12/99

5.

6.  Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock
	  Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock
	  Common Stock

2. -
-
-
-
-
12/14/99
12/14/99
12/22/99
12/23/99
12/28/99
12/29/99
1/4/00



3.  Code P
    Code P
    Code P
    Code P
    Code P
    Code P
    Code P

4.     7,600 (amount),   A, 13.4375
	 1,000 (amount),   A, 13.25
	 7,500 (amount),   A, 12.5625
	   500 (amount),   A, 12.5
	10,000	 (amount),   A, 12.5
	 1,000 (amount),   A, 12.5
	 7,000 (amount),   A, 12.375


5. 29,600       6. I      7. By spouse
   40,000          I       by Corporation (WRH Mortgage)
    5,600          I       by Corporation (Royal Palm)
   85,798          I       by Corporation (WRH & Co.)
   105,400         I       by Trust (Hough Family)
 3,217,291         D
     -
     -
     -
     -
     -

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Convertible Preferred
    Convertible Preferred
    Convertible Preferred
    Common Stock Option
    Convertible Subordinated Debentures Due 2014
    Convertible Subordinated Debentures Due 2014
    Convertible Subordinated Debentures Due 2014
    Convertible Subordinated Debentures Due 2014





2.




3.


4.



5.


6.


7.

8.

9.     28,000
        12,000
        20,000
         5,000
       213,333
      2,777.77
      2,777.77
     83,333.33

10.    D
       I
       I
       D
       D
       I
       I
       I

11.   --
      by spouse
      by corporation (WRH Mortgage)
        --
        --
      by corporation (Spring Haven)
      by corporation (Royal Palm)
      by spouse



  /s/  William R. Hough      1/10/99